Exhibit 99.5

MAG Silver Reports Third Quarter Financial Results

VANCOUVER, British Columbia, Nov. 08, 2019 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2019.  For details of the unaudited condensed interim consolidated financial statements and Management's Discussion and Analysis for the three and nine months ended September 30, 2019, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS – SEPTEMBER 30, 2019

  Joint formal Juanicipio Project mine development approval by Fresnillo and MAG was announced in the second quarter of 2019 (see Press Release dated April 11, 2019), and an Engineering, Procurement and Construction Management (“EPCM”) contract finalized to oversee the mine development.

  During the quarter ended September 30, 2019 further progress was made in detailed engineering, and subsequent to the quarter end in October, earthmoving and foundation preparation commenced for the construction of the 4,000 tonnes per day (“tpd”) beneficiation plant.

  Mill fabrication is progressing on schedule, and both the SAG and ball mills are expected to be shipped to site early 2020.  Flotation cells, processing tanks and minor process equipment pieces are starting to arrive on site. Thickener tanks and drive and rakes fabrication are well advanced.

  Underground development is ongoing at Juanicipio and has now reached approximately 23 kilometres of development (or 14.3 miles). The focus areas for underground development are the three sub-vertical ramps that descend alongside the mineralization and the conveyor ramp to surface.

  Construction is on track for late 2020 commissioning according to the operator Fresnillo.

  Estimated pre-operative initial capital is $395,000 (100% basis) as of January 1, 2018, less development expenditures incurred since then to September 30, 2019 of approximately $107,600 (Company therefore estimates approximately $287,400 of remaining initial capital on a 100% basis as at September 30, 2019).

  MAG is well funded with cash and cash equivalents as at September 30, 2019 of $94,599 while Minera Juanicipio had working capital on a 100% basis of $24,486 as at September 30, 2019.

  A 25,000 metre 2019 Juanicipio exploration program was completed in late October, with all assays pending.

“This year we've launched the final stages of development of the Juanicipio mine.” said George Paspalas, President and CEO. “We're opening up more areas underground, including production cross-cuts through the vein, surface construction has commenced in earnest and every day sees more mill components arriving to site.”

JUANICIPIO PROJECT UPDATES

MINE DEVELOPMENT APPROVAL

On April 11, 2019, Fresnillo and MAG as shareholders of Minera Juanicipio, jointly announced formal approval of the Juanicipio mine development plan. The partners also finalized an EPCM agreement as part of the approval process which defines the specific terms by which Fresnillo will oversee the continued project development and the construction of the process plant and associated surface infrastructure.  Pre-operative initial capital is estimated on a 100% basis as $395,000 as of January 1, 2018, of which over the past 21 months approximately $107,600 has been expended to September 30, 2019, leaving an estimated $287,400 of remaining initial capital (MAG’s 44% remaining share estimated $126,456 as at September 30, 2019).

The Operator Services agreement was also finalized by the partners in the project approval process which will become effective on commencement of commercial production. As well, both lead and zinc off-take agreements have been agreed to by the partners whereby both concentrates will be treated at market terms by Met-Mex Peñoles, S.A. De C.V., in Torreón, Mexico.

SURFACE CONSTRUCTION AND SITE PREPARATION

Upon project approval, construction plans for the 4,000 tpd processing plant commenced immediately.  Basic engineering is substantially complete and detailed engineering is well advanced. Development of surface infrastructure facilities (power lines, access roads, auxiliary buildings, etc.) had already previously begun and continues.  During the quarter ended September 30, 2019, further progress was made in detailed engineering, and subsequent to the quarter end in October, earthmoving and foundation preparation commenced for the construction of the beneficiation plant.

Orders had already been placed and the manufacturing of the long lead items for the process plant is well advanced. Mill fabrication is progressing on schedule, and both the SAG and ball mills are expected to be shipped to site early 2020. Flotation cells, processing tanks and minor process equipment pieces are starting to arrive on site. Thickener tanks and drive and rakes fabrication are well advanced.

According to the operator, Fresnillo, permitting for the tailings impoundments should be completed in the fourth quarter of this year and mill construction is on track for commissioning by late 2020.

UNDERGROUND DEVELOPMENT

Access to the mine will be via the completed twin underground declines that now have reached the top of mineralization in the Valdecañas Vein.  From there, the upper footwall haulage/access drift has been driven the length of the vein from which three internal spiral footwall production ramps will extend to depth. Twinning of the original access decline was required to provide expanded capacity for hauling additional mineralized rock and waste stemming from the planned increase in processing capacity to 4,000 tpd.  The twin ramps and second entry portal allow for streamlined underground traffic flow and increased safety through the mine having a second egress. The three spiral ramps into the mineralized envelope are designed to provide access to stopes within the mineralized material and were also required to facilitate the increase in planned mining rate to 4,000 tpd.  The first cross-cuts through the vein have been made from the easternmost footwall ramp, exposing well-mineralized vein.

Mineralized material from throughout the vein will be crushed underground and the crushed material conveyed directly from the underground crushing station (already excavated) to the process plant area via a third ramp which is being driven both from the surface and from the crushing chamber.  This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system.

With total underground development having now reached approximately 23 kilometres to date, an additional contractor has been appointed to further accelerate development rates. Concurrent with the ongoing underground development, detailed engineering continues for the internal shaft, other mine infrastructure, and the final process plant configuration.

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

The Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

EXPLORATION

Exploration drilling continued in the quarter ended September 30, 2019.  To date in 2019, 29 drill holes have been completed, 21 being infill holes and 8 exploration holes as part of a 25,000 metre 2019 exploration program which was completed subsequent to the September 30, 2019 quarter end (all assays pending).  The 2019 drilling has primarily been directed at infilling the few remaining gaps in the Indicated Resources in the Bonanza Zone, converting Inferred Resources included in the Deep Zone into Indicated Resources, and further tracing the Deep Zone laterally and to depth.  Five holes were also directed at the recently discovered Venadas Vein, and additional prospective targets are expected to be drilled in 2020.

Assays from 48 previously completed holes (46,060 metres) were reported in the first quarter of 2019 (see Press Release dated March 4, 2019).

FINANCIAL RESULTS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019

As at September 30, 2019, the Company had working capital of $94,895 (September 30, 2018: $141,865) including cash and cash equivalents of $94,599 (September 30, 2018: $141,776).  Other than an office lease obligation under IFRS 16, the Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs well into next year (2020).  The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the three and nine months ended September 30, 2019, the Company funded advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $17,915 and $33,371 respectively (September 30, 2018: $8,542 and $14,387 respectively).

The Company’s net loss for the three and nine months ended September 30, 2019 amounted to $2,005 and $3,408 respectively (September 30, 2018: $597 net income and $1,973 net loss respectively) or $(0.02)/share and $(0.04)/share respectively (September 30, 2018: $0.01/share and $(0.02)/share respectively).

Share based payment expense, a non-cash item, recorded in the three and nine months ended September 30, 2019 amounted to $507 and $2,015 respectively (September 30, 2018: $406 and $1,217 respectively), and is determined based on the fair value of equity incentives granted and vesting in the period. In the three and nine months ended September 30, 2019, the Company earned interest income on its cash and cash equivalents of $589 and $2,215 respectively (September 30, 2018: $812 and $2,277 respectively). The Company also recorded its 44% equity loss pick up of $266 and equity income pick up of $496 respectively for the three and nine months ended September 30, 2019 (September 30, 2018: $665 equity income pick up and $75 equity loss pick up respectively) from Minera Juanicipio related primarily to exchange rate changes and deferred taxes.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. (MAG: TSX / NYSE A) is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in Joint Venture partnership with Fresnillo Plc (56%). Juanicipio is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp and we are currently developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of our JV partner, Fresnillo plc. As well, we have an aggressive exploration program in place targeting multiple highly prospective targets across the property.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov

LEI: 254900LGL904N7F3EL14